Securities and Exchange Commission
Washington, D.C. 20549


Schedule 13G


Under the Securities Exchange Act of 1934


SPECTRAN CORPORATION
(Name of Issuer)


COMMON STOCK
(Title or Class of Securities)


847598109
(CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

		(   ) Rule 13d-1(b)
		(X) Rule 13d-1(c)
		(   ) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




(Continued on the Following Pages

CUSIP No.  847598109		13G		Page 2 of 6 Pages


1.   Name of Reporting Person:  Dana H. Dalton

2. Check the Appropriate Box if a Member of a Group:
(a)  (  )       (b)  ( X )

3.  SEC Use Only

4. Citizenship or Place of Organization:  USA

5. Sole Voting Power:  232,500

6. Shared Voting Power:  100,200

7. Sole Dispositive Power:  232,500

8. Shared Dispositive Power:  100,200

9.  Aggregate Amount  Beneficially Owned by Each Reporting Person:
368,100 Common Shares

10.   Check if the Aggregate Amount in Row #9 Excludes Certain Shares:
(     )

11.   Percent of Class Represented by Amount in Row #9:  5.26%

12.   Type of Reporting Person:  IN



1.   Name of Reporting Person:  Doris B. Dalton

2. Check the Appropriate Box if a Member of a Group:
(a)  (  )       (b)  ( X )

3.  SEC Use Only

4. Citizenship or Place of Organization:  USA

5. Sole Voting Power:  35,400

6. Shared Voting Power:  100,200

7. Sole Dispositive Power:  35,400

8. Shared Dispositive Power:  100,200



CUSIP No.  847598109		13G		Page 3 of 6 Pages


9.  Aggregate Amount  Beneficially Owned by Each Reporting Person:
368,100 Common Shares

10.   Check if the Aggregate Amount in Row #9 Excludes Certain Shares:
(     )

11.   Percent of Class Represented by Amount in Row #9:  5.26%

12.   Type of Reporting Person:  IN




CUSIP No. 847598109				13G		Page 4 of 6


Item 	1(a). Name of Issuer: SPECTRAN Corporation

	       	1(b). Address of Issuers Executive Offices: 50 Hall Road Sturbridge, MA 01566

 Item 	2(a).  Name of Person Filing: Dana H. Dalton

       	2(b).  Address of Principal Office: 11800 Sunrise Valley Drive
		       				         6th Floor
		      				         Reston, VA 20191

   	2(c).   Citizenship:  USA

		2(d).   Title of Classification of Securities: Common Stock

		2(e).    CUISP:  847598109


2(a).  Name of Person Filing: Doris B. Dalton

       	2(b).  Address of Principal Office: 11800 Sunrise Valley Drive
		       				         6th Floor
		      				         Reston, VA 20191

   	2(c).   Citizenship:  USA

		2(d).   Title of Classification of Securities: Common Stock

		2(e).    CUISP:  847598109


 Item 3. Not Applicable.


Item 4. Ownership:  Dana H. Dalton

(a) Percent of Class:  5.26%

(b) Amount Beneficially Owned:  368,100

(c) Number of Shares as to which the person has:
(i) Sole power to vote or to direct the vote:  232,500
(ii) Shared power to vote or to direct the vote:  100,200
(iii) Sole power to dispose or to direct the disposition of:
232,500
(iv) Shared power to dispose or to direct the disposition of: 100,200


CUSIP No. 847598109		13G		Page 5 of 6


Item 4. Ownership:  Doris B. Dalton

(a)         Percent of Class:  5.26%

(b)         Amount Beneficially Owned:  368,100

(c)         Number of Shares as to which the person has:
(i)       Sole power to vote or to direct the vote:  35,400
(ii) Shared power to vote or to direct the vote:  100,200
(iii) Sole power to dispose or to direct the disposition of:
35,200
(iv) Shared power to dispose or to direct the disposition of: 100,200


Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be
beneficial owner of more than five percent of the class of
securities, check the following (   ).


Item 6. Ownership of More Than Five Percent on Behalf of Another Person. Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
Company.  Not Applicable


Item 8.  Identification and Classification of Members of the Group.  Not
Applicable


Item 9.  Notice of Dissolution of Group.  Not Applicable















CUSIP No.  847598109		13G			Page 6 of 6


Item 10.   Certification.

		By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:                March 25, 1999
					Signature:   	--//Dana H. Dalton//--
					Name: 		Dana H. Dalton